		ATTORNEYS AT LAW
		777 EAST WISCONSIN AVENUE
		MILWAUKEE, WI 53202-5306
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		WRITER’S DIRECT LINE
	November 19, 2012	414.297.5678
		pgquick@foley.com EMAIL

VIA EDGAR		CLIENT/MATTER NUMBER
		061300-1414

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Oshkosh Corporation
Commission File Number:  1-31371
Preliminary Proxy Materials Relating to 2013 Annual Meeting
of Shareholders

Ladies and Gentlemen:

On behalf of Oshkosh Corporation, a Wisconsin corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s 2013 Annual Meeting of Shareholders (the “Annual Meeting”).

On October 26, 2012, the Company received a notice from High River Limited Partnership and certain other entities affiliated with Carl C. Icahn (the “Icahn Group”) stating their intention to propose thirteen director nominees for election at the Annual Meeting.  The notice also set forth the Icahn Group’s intention to introduce a proposal to be considered by the shareholders of the Company at the Annual Meeting relating to the repeal of future By-law amendments (the “Icahn Proposal”).  The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials contain comments upon and references to the Icahn Group’s “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) to the Company’s director nominees for election at the Annual Meeting as well as comments upon and references to the Icahn Proposal, which constitutes a “solicitation in opposition.”

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to December 14, 2012 by sending to its shareholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s annual report for the year ended September 30, 2012. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (414) 297-5678 or pgquick@foley.com, to John K. Wilson at (414) 297-5642 or jkwilson@foley.com or to Spencer T. Moats at (414) 319-7343 or smoats@foley.com.

Thank you very much.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission

November 19, 2012

cc:           Bryan J. Blankfield

  Executive Vice President, General Counsel and Secretary

  Oshkosh Corporation

Gary P. Cullen

Richard J. Grossman

  Skadden, Arps, Slate, Meagher and Flom LLP

Oshkosh Corporation
  Working Group